Doxile

Communication about Wefunder campaign by Doxile team outside of Wefunder (eg, via social media, ads, email)

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Fri, Sep 17, 11:44 AM
Here's the thing I'm working on on the side:
Doxile
A workspace where innovators and IP attorneys work together to turn ideas into patents.
Invest in Doxile: We help innovators and their attorneys discover and patent their best ideas.
wefunder.com
That's our crowdfunding site. Here's the full website:
IP Management Software
doxile.com
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Doxile
7 followers
Promoted
Do you have an awesome business idea? Doxile helps you protect it.
Doxile helps entrepreneurs turn ideas into patents.
Will you join us?
Learn more about Doxile and our Wefunder launch!
wefunder.com
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Doxile
7 followers
Promoted
We're shaping the future of patents.
Doxile helps entrepreneurs turn ideas into patents.
Our Wefunder has launched.
Will you join us?
Learn more!
Doxile
Reserve your spot in Doxile's WeFunder round!
wefunder.com
Learn more
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Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

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